Exhibit 3.2(o)(2)

AMENDMENT TO BYLAWS

Effective February 14, 2013

1. The Bylaws of Beazer/Squires Realty, Inc., a North Carolina corporation, are hereby amended by replacing Section 2 of the existing ARTICLE II with the following:

“Section 2. Annual Meeting. The annual meeting of shareholders shall be held in each year on the date specified by the Board of Directors for the election of directors and for such other business as may properly be conducted at such meeting.”